UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

POLYCOM, INC.

(Exact name of registrant as specified in its charter)

State of Delaware	000-27978	94-3128324
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6001 America Center Drive San Jose, California	95002
(Address of principal executive offices)	(Zip Code)

Sayed M. Darwish

Chief Legal Officer, Executive Vice President of

Corporate Development and Secretary

(408) 586-6000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report.

A copy of the Polycom, Inc. Conflict Minerals Report is filed as Exhibit 1.01 and is incorporated by reference herein. A copy of this Form SD and Conflict Minerals Report, in accordance with Rule 12b-12 (17 CFR 240.12b-12), may be found publicly on our website at www.polycom.com.

Item 1.02. Exhibit.

A copy of the Conflict Minerals Report is filed as Exhibit 1.01 and is incorporated by reference herein.

Section 2 – Exhibits

Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

POLYCOM, INC.

By:	/s/ SAYED M. DARWISH
Sayed M. Darwish Chief Legal Officer, Executive Vice President of Corporate Development and Secretary

Date: May 27, 2016